Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel : +91 40 4900 2900

Fax : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 29, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is in furtherance to our intimation dated November 12, 2018 wherein we informed you that our Formulations Manufacturing facility in Duvvada, Vishakhapatnam was considered compliant by the Regulatory Authority of Germany (Regierung von Oberbayem) and continued our EU-GMP certification with a specific exclusion of one new product.

In this regard, we would like to inform you now that the said facility has been re-inspected by the authority and considered to be fully compliant.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)